SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549
                       Amendment No. 2 to
                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             FT 320

B.   Name of Depositor:               NIKE SECURITIES L.P.

C.   Complete Address of Depositor's  1001 Warrenville Road
     Principal Executive Offices:     Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:              NIKE SECURITIES L.P.
                                      Attention:  James A. Bowen
                                      Suite 300
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

                                      CHAPMAN & CUTLER
                                      Attention: Eric F. Fess
                                      111 West Monroe Street
                                      Chicago, Illinois  60603

E.   Title of Securities
     Being Registered:                An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

             SUBJECT TO COMPLETION, DATED DECEMBER 23, 1998
                         AS AMENDED MAY 14, 1999

            High-Yield Corporate Closed-End Portfolio Series
                  Municipal Closed-End Portfolio Series

                                 FT 320

FT 320 consists of two unit investment trusts known as High-Yield
Corporate Closed-End Portfolio Series and Municipal Closed-End Portfolio Series, respectively (each, a "Trust" and collectively, the "Trusts"). Each Trust consists of a diversified portfolio of publicly traded common stocks ("Securities") issued by closed-end investment companies.

High-Yield Corporate Closed-End Portfolio Series invests in a portfolio of closed-end investment companies, the portfolios of which are concentrated in high-yield corporate bonds ("Corporate Bonds"). High-Yield Corporate Closed-End Portfolio Series seeks to provide investors with high current income, with capital appreciation being a secondary objective of the Trust.

Municipal Closed-End Portfolio Series invests in a portfolio of closed-end investment companies, the portfolios of which are concentrated in tax-exempt municipal bonds ("Municipal Bonds"). Municipal Closed-End Portfolio Series seeks to provide investors with federally tax-exempt income and to preserve capital.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS
PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT
SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   First Trust (registered trademark)

                             1-800-621-9533

            The date of this prospectus is ____________, 1999

                   Table of Contents

Summary of Essential Information                          3
Fee Table                                                 4
Report of Independent Auditors                            5
Statements of Net Assets                                  6
Schedules of Investments                                  7
The FT Series                                            10
Portfolios                                               11
Risk Factors                                             12
Public Offering                                          14
Distribution of Units                                    16
The Sponsor's Profits                                    17
The Secondary Market                                     17
How We Purchase Units                                    17
Expenses and Charges                                     18
Tax Status                                               18
Retirement Plans                                         20
Rights of Unit Holders                                   20
Income and Capital Distributions                         21
Redeeming Your Units                                     21
Removing Securities from a Trust                         23
Amending or Terminating the Indenture                    23
Information on the Sponsor, Trustee and Evaluator        24
Other Information                                        25

                   Summary of Essential Information

                                 FT 320

At the Opening of Business on the Initial Date of Deposit- ____________,
                                  1999

                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                                      High-Yield Corporate  Municipal
                                                                                      Closed-End Portfolio  Closed-End
                                                                                      Series                Portfolio Series
                                                                                      ____________________  ________________
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)                                1/                      1/
Public Offering Price:
     Aggregate Offering Price Evaluation of Securities per Unit (2)                   $ 9.900               $ 9.900
     Maximum Sales Charge of 4.50% of the Public Offering Price
      per Unit(4.545% of the net amount invested,
         exclusive of the deferred sales charge) (3)                                  $  .450               $  .450
     Less Deferred Sales Charge per Unit                                              $ (.350)              $ (.350)
     Public Offering Price per Unit (4)                                               $10.000               $10.000
Sponsor's Initial Repurchase Price per Unit (5)                                       $ 9.550               $ 9.550
Redemption Price per Unit (based on aggregate underlying
     value of Securities less the deferred sales charge) (5)                          $ 9.550               $ 9.550
Estimated Net Annual Distributions per Unit (6)                                       $                     $
Cash CUSIP Number
Reinvestment CUSIP Number
Security Code

First Settlement Date                                 ____________, 1999
Mandatory Termination Date (7)                        ____________, 2004
Income Distribution Record Date                       Fifteenth day of each month, commencing June 15, 1999.
Income Distribution Date (8)                          Last day of each month, commencing June 30, 1999.

______________

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.

(2) Each Security, if listed on a securities exchange, is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering" for additional information regarding these charges.

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. Additional Units may be created during the day of the Initial Date of Deposit which, along with the Units described above, will be valued as of the Evaluation Time on the Initial Date of Deposit and sold to investors at the Public Offering Price per Unit based on this valuation. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated cash in the Income Account. After the Initial Date of Deposit, the Public Offering Price will include a pro rata share of any cash in the Income Account.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Initial Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6)The Estimated Net Annual Distribution per Unit set forth above is based on the most recent monthly ordinary dividend declared with respect to the Securities in a Trust. This estimate will vary with changes in a Trust's fees and expenses, actual dividends received, and with the sale of Securities.

(7) See "Amending or Terminating the Indenture."

(8) Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

                       Fee Table

This Fee Table describes the fees and expenses that you may pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although the Trusts have a term of approximately five years and are unit investment trusts rather than mutual funds, this information allows you to compare fees.

                                                                        High-Yield Corporate
                                                                        Closed-End                  Municipal Closed-End
                                                                        Portfolio Series            Portfolio Series
                                                                        ______________________      ______________________
                                                                                      Amount                      Amount
                                                                                      per Unit                    per Unit
                                                                                      ________                    ________
Unit Holder Transaction Expenses
   (as a percentage of public offering price)
Initial sales charge imposed on purchase                                1.00%(a)      $.100         1.00%(a)      $.100
Deferred sales charge                                                   3.50%(b)       .350         3.50%(b)       .350
                                                                        ________      ________      ________      ________
                                                                        4.50%         $.450         4.50%         $.450
                                                                        ========      ========      ========      ========

Maximum sales charge imposed on reinvested dividends                    3.50%(c)      $.350         3.50%(c)      $.350

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                                                %(d)      $                 %(d)      $

Estimated Annual Trust Operating Expenses
   (as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees      %         $                 %         $
Trustee's fee and other operating expenses                                  %                           %
                                                                        ________      ________      ________      ________
   Total                                                                    %(e)      $                 %(e)      $
                                                                        ========      ========      ========      ========

This example is intended to help you compare the cost of investing in the Trusts with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trusts for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trusts' operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

                                                          1 Year          3 Years         5 Years
                                                          ______          _______         _______
High-Yield Corporate Closed-End Portfolio Series          $               $               $
Municipal Closed-End Portfolio Series

The example will not differ if you hold rather than sell your Units at the end of each period. The example does not reflect sales charges on reinvested dividends and other distributions. If these sales charges were included, your costs would be higher.

(a) The amount of the initial sales charge will vary depending on the purchase price of your Units. The amount of the initial sales charge is actually the difference between the maximum sales charge (4.50% of the Public Offering Price) and the maximum remaining deferred sales charge (initially $.350 per Unit). When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price per Unit.

(b) The deferred sales charge is a fixed dollar amount equal to $.350 per Unit which will be deducted in monthly installments of $.350 per Unit beginning ____________, 1999 and on the 20th day of each month thereafter (or if such day is not a business day, on the previous business day) through____________, 2000. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change but the deferred sales charge on a percentage basis will be more than 3.5% of the Public Offering Price. If you purchase Units after the first deferred sales charge payment has been deducted, your purchase price will include both the initial sales charge and any remaining deferred sales charge payments.

(c) Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Income and Capital Distribution."

(d) You will bear all or a portion of the costs incurred in organizing your respective Trust. These estimated organization costs are included in the Public Offering Price per Unit and will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e)In addition to the estimated annual Trust operating expenses, each Trust, and therefore Unit holders, will indirectly bear similar transactional and operating expenses of the closed-end funds in which the Trusts invest. These additional annual costs have been estimated to be 1.25% and 1.14% of the Public Offering Price per Unit for the High-Yield Corporate Closed-End Portfolio Series and Municipal Closed-End Portfolio Series, respectively. An investor in a Trust will therefore indirectly pay higher expenses than if the underlying closed-end fund shares were held directly.

                   Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 320

We have audited the accompanying statements of net assets, including the schedules of investments, of FT 320, comprised of the High-Yield Corporate Closed-End Portfolio Series and Municipal Closed-End Portfolio Series, as of the opening of business on ____________, 1999. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trusts on ____________, 1999. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 320, comprised of the High-Yield Corporate Closed-End Portfolio Series and Municipal Closed-End Portfolio Series, at the opening of business on ____________, 1999 in conformity with generally accepted accounting principles.


                                       ERNST & YOUNG LLP

Chicago, Illinois
____________, 1999

                      Statements of Net Assets

                                 FT 320

      At the Opening of Business on the Initial Date of Deposit
                            -____________, 1999

                                                                                      High-Yield
                                                                                      Corporate          Municipal Closed-
                                                                                      Closed-End         End Portfolio
                                                                                      Portfolio Series   Series
                                                                                      _________________  ________________
NET ASSETS
Investment in Securities represented  by purchase contracts (1) (2)                   $                  $
Less liability for reimbursement to Sponsor
   for organization costs (3)                                                              ( )               (  )
Less liability for deferred sales charge (4)                                              (  )               (  )
                                                                                      ________           ________
Net assets                                                                            $                  $
                                                                                      ========           ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                 $                  $
Less sales charge (5)                                                                     (  )               (  )
Less estimated reimbursement to Sponsor for organization costs (3)                         ( )               (  )
                                                                                      ________           ________
Net assets                                                                            $                  $
                                                                                      ========           ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank,
of which $          will be allocated among the two Trusts in FT 320,
has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $____ per Unit for each Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of a Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from a Trust ($.350 per Unit), payable in ________ equal monthly installments beginning on ____________, 1999 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through ____________, 2000. If you redeem Units before ____________, 2000 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(5) The aggregate cost to investors in the Trusts includes a maximum sales charge (comprised of an initial and a deferred sales charge) computed at the rate of 4.50% of the Public Offering Price (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering."

                          Schedule of Investments

            HIGH-YIELD CORPORATE CLOSED-END PORTFOLIO SERIES
                                 FT 320

        At the Opening of Business on the Initial Date of Deposit-
                          ____________, 1999

                                                                                    Approximate
                                                                                    Percentage      Market
                                                                                    of Aggregate    Value        Cost of
Number      Ticker Symbol and                                                       Offering        per          Securities to
of Shares   Name of Issuer of Securities (1)                                        Price (3)       Share        the Trust (2)
_________   ________________________________                                        ____________    ______       _____________
            AWF      Alliance World Dollar Government Fund II                          %            $            $
            CIM      CIM High Yield Securities                                         %
            HIS      Cigna High Income Share                                           %
            CIF      Colonial Intermediate High Income Fund                            %
            COY      Corporate High Yield Fund                                         %
            KYT      Corporate High Yield Fund II                                      %
            DBS      Debt Strategies Fund                                              %
            DSU      Debt Strategies Fund II                                           %
            DHF      Dreyfus High Yield Strategies Fund                                %
            EDF      Emerging Markets Income Fund II                                   %
            FT       Franklin Universal Trust                                          %
            GDF      Global Partners Income Fund                                       %
            HIO      High Income Opportunity Fund                                      %
            HYI      High Yield Income Fund Inc.                                       %
            HYP      High Yield Plus Fund Inc.                                         %
            KHI      Kemper High Income Trust                                          %
            MCR      MFS Charter Income Trust                                          %
            MHY      Managed High Income Portfolio Inc.                                %
            PHT      Managed High Yield Fund                                           %
            YLD      Morgan Stanley Dean Witter High Income Advantage Trust            %
            YLT      Morgan Stanley Dean Witter High Income Advantage Trust II         %
            YLH      Morgan Stanley Dean Witter High Income Advantage Trust III        %
            MSY      Morgan Stanley High Yield Fund                                    %
            HYB      New America High Income Fund                                      %
            PHF      Pacholder Fund Inc.                                               %
            PHY      Prospect Street High Income Portfolio                             %
            PTM      Putnam Managed High Yield Fund                                    %
            PPT      Putnam Premier Income Trust                                       %
            HIF      Salomon Brothers High Income Fund                                 %
            HIX      Salomon Brothers High Income Fund II                              %
            ARK      Senior High Income Portfolio                                      %
            TEI      Templeton Emerging Markets Income Fund                            %
            VIT      Van Kampen High Income Trust                                      %
            VLT      Van Kampen High Income Trust II                                   %
            ZIF      Zenix Income Fund                                                 %
                                                                                    ______                       _________
                                Total Investments                                   100%                       $
                                                                                    ======                       =========

__________

See "Notes to Schedules of Investments" on page 8.

                           Schedule of Investments

                  MUNICIPAL CLOSED-END PORTFOLIO SERIES
                                 FT 320

      At the Opening of Business on the Initial Date of Deposit-
                             ____________, 1999

                                                                                    Approximate
                                                                                    Percentage      Market
                                                                                    of Aggregate    Value       Cost of
Number      Ticker Symbol and                                                       Offering        per         Securities to
of Shares   Name of Issuer of Securities (1)                                        Price (3)       Share       the Trust (2)
_________    ________________________________                                       ____________    ______      _____________
             AMU     ACM Municipal Securities Income Fund                              %            $           $
             APX     Apex Municipal Fund Inc.                                          %
             CXE     Colonial High Income Municipal Trust                              %
             CMU     Colonial Municipal Income Trust                                   %
             LEO     Dreyfus Strategic Municipals Fund                                 %
             DSM     Dreyfus Strategic Municipal Bond Fund                             %
             KTF     Kemper Municipal Income Trust                                     %
             KSM     Kemper Strategic Municipal Income Trust                           %
             MFM     MFS Municipal Income Trust                                        %
             IMT     Morgan Stanley Dean Witter Insured Municipal Trust                %
             OIA     Morgan Stanley Dean Witter Municipal Income
                        Opportunities Trust                                            %
             IQI     Morgan Stanley Dean Witter Quality Municipal Income Trust         %
             MHF     Municipal High Income Fund                                        %
             MVF     MuniVest Fund Inc.                                                %
             MVT     MuniVest Fund II Inc.                                             %
             MYD     MuniYield Fund Inc.                                               %
             MQT     MuniYield Quality Fund II                                         %
             NQM     Nuveen Investment Quality Municipal Fund, Inc.                    %
             NMA     Nuveen Municipal Advantage Fund                                   %
             NMO     Nuveen Municipal Market Opportunity Fund                          %
             NNP     Nuveen New York Performance Plus Municipal Fund                   %
             NPP     Nuveen Performance Plus Municipal Fund                            %
             NPF     Nuveen Premier Municipal Income Fund                              %
             PYM     Putnam High Yield Municipal Trust                                 %
             PGM     Putnam Investment Grade Municipal Trust                           %
             PMG     Putnam Investment Grade Municipal Trust II                        %
             PMM     Putnam Managed Municipal Income Trust                             %
             PMO     Putnam Municipal Opportunities Trust                              %
             VMT     Van Kampen Municipal Income Fund                                  %
             VKQ     Van Kampen Municipal Trust                                        %
             VGM     Van Kampen Trust for Investment Grade Municipals                  %
                                                                                    ______                        _________
                                Total Investments                                   100%                        $
                                                                                    ======                        =========

_____________

                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. We entered into purchase contracts for the Securities on ____________, 1999.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the last sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our profit or loss (which is the difference between the cost of the Securities to us and the cost of the Securities to a Trust) are set forth below:

                                                     Cost of
                                                     Securities        Profit
                                                     to Sponsor        (Loss)
                                                     ___________       ______
High-Yield Corporate Closed-End Portfolio Series     $                 $
Municipal Closed-End Portfolio Series

Page 8


(3)The portfolios may contain additional Securities each of which will not exceed approximately ____% of the Aggregate Offering Price. Although it is not the Sponsor's intention, certain of the Securities listed above may not be included in the final portfolios. Also, the percentages of the Aggregate Offering Price for the Securities are approximate amounts and may vary in the final portfolio.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created several similar yet separate series of an investment company which we have named the FT Series. We designate each of these investment company series, the FT Series, with a different series number.

YOU MAY GET MORE SPECIFIC DETAILS ON SOME OF THE INFORMATION IN THIS PROSPECTUS IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

What We Call the Trusts.

This FT Series consists of two unit investment trusts known as High-Yield Corporate Closed-End Portfolio Series and Municipal Closed-End Portfolio Series.

Mandatory Termination Date.

The Trusts will terminate on the Mandatory Termination Date, approximately five years from the date of this prospectus. This date is shown in "Summary of Essential Information." Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into between Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited contracts to buy the Securities (fully backed by an irrevocable letter of credit of a financial institution) with the Trustee. In return for depositing the Securities, the Trustee delivered documents to us representing our ownership of the Trusts, in the form of units ("Units").

With the deposit of the contracts to buy Securities on the Initial Date of Deposit we established a percentage relationship among the Securities in each Trust's portfolio, as stated under "Schedule of Investments." After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit) with instructions to buy more Securities, in order to create new Units for sale. If we create additional Units we will attempt, to the extent practicable, to maintain the original percentage relationship established among the Securities on the Initial Date of Deposit, and not the actual percentage relationship existing on the day we are creating Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts will pay brokerage fees to buy Securities. To reduce this dilution, the Trusts will try to buy the Securities as close to the evaluation time and as close to the evaluation price as possible.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may, from time to time, retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. The Trusts will not, however, sell Securities to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if the Securities no longer meet the criteria by which they were selected. You will not be able to dispose of any of the Securities in a Trust or vote the Securities. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract. The Trustee must purchase the replacement Securities within 20 days after it receives notice of a failed contract, and the purchase price may not be more than the amount of funds reserved for the purchase of the failed contract.

                       Portfolios

Objectives

High-Yield Corporate Closed-End Portfolio Series. The objective of the High-Yield Corporate Closed-End Portfolio Series is to provide investors with high current income, with capital appreciation being a secondary objective of the Trust. The High-Yield Corporate Closed-End Portfolio Series seeks to achieve its objective by investing in a diversified portfolio of common stocks of closed-end investment companies ("Closed-End Funds"), the portfolios of which are concentrated in high-yield corporate bonds. In selecting Securities for the High-Yield Corporate Closed-End Portfolio Series, we selected those Closed-End Funds which satisfied most, but not necessarily all, of the following factors:

1. Consistent dividend distributions;

2. Manager's average tenure of more than three years; and

3. Average Morningstar rating of 2 stars or better.

As bond yields have fallen over the past 15 years, one thing that has not changed is the need for some investors to earn high current income. Investors willing to assume certain credit and market risks have the potential to earn a high level of current monthly income by investing in high-yield corporate bonds. The High-Yield Corporate Closed-End
Portfolio Series invests in a diversified portfolio of high-yield closed-end funds that are further diversified across many industries and hundreds of companies. The average quality rating of the bonds in these closed-end funds is BB-. The following factors support our positive outlook for high-yield corporate bonds:

- Currently, a healthy U.S. economy is generally helping corporations achieve strong earnings, thereby reducing the likelihood of issuers defaulting on scheduled interest and principal payments.

- As a result of lower interest rates, the cost of capital is significantly lower today than it was in the 1980s.

- The yield spread between high-yield bonds and other investment grade bonds, such as treasuries, continues to reflect value in the high-yield market.

- The combination of economic prosperity and low inflation makes the inflation adjusted return on high-yield bonds attractive.

- Although subject to greater risks, high-yield bond investors have historically received greater returns from their high-yield investments than investment grade corporate bond investors.

Municipal Closed-End Portfolio Series. The objective of the Municipal Closed-End Portfolio Series is to provide investors with federally tax-exempt income and to preserve capital. The Municipal Closed-End
Portfolio Series seeks to achieve its objective by investing in a diversified portfolio of common stocks of Closed-End Funds, the portfolios of which are concentrated in tax-exempt municipal bonds. In selecting Securities for the Municipal Closed-End Portfolio Series, we began by eliminating all tax-exempt municipal Closed-End Funds with net assets under $120 million and an indicated yield of less than 6%. We then selected those Closed-End Funds which satisfied most, but not necessarily all, of the following factors:

1. Consistent dividend distributions;

2. Manager's average tenure of more than three years;

3. Average credit quality of the underlying assets of at least investment grade;

4. Average Morningstar rating of 3 stars or better; and

5. Five-year annualized total market return that is greater than the total average annual indicated yield.

With the U.S. economy now entering its ninth year of expansion and many investors having profited from a strong stock market, it might be prudent for some investors to preserve profits by reallocating gains into the municipal bond market. For others, tax-free income may be reason enough to invest. Owning municipal bonds in the current low inflation environment has the potential to add value to an investment portfolio. The Municipal Closed-End Portfolio Series invests in a diversified portfolio of municipal closed-end funds that are further diversified across hundreds of tax-free municipal issues. The average quality rating of the bonds in these closed-end funds is A+. The following factors support our positive outlook for municipal bonds:

- On a taxable equivalent yield basis, the yields available in the municipal market are currently attractive relative to taxable bonds for individuals who are in the 28% tax bracket and higher. A large universe of potential investors.

- The strong U.S. economy has made a positive impact on municipal revenues generated from taxes and services. Increased revenues can enhance the credit-worthiness of the issuers as well as boost the confidence of investors.

- As a result of lower interest rates, the cost of capital is significantly lower today than it was in the 1980s.

Advantages of the closed-end fund structure include portfolio control, diversification and consistent income. Since closed-end funds maintain a relatively fixed pool of investment capital, portfolio managers are better able to adhere to their investment philosophies through greater flexibility and control. In addition, closed-end funds don't have to manage fund liquidity to meet potentially large redemptions. Closed-end funds are also structured to generally provide a more stable income stream than other managed fixed-income investment products because they are not subjected to cash inflows and outflows, which can dilute dividends over time. However, as a result of bond calls, redemptions and advanced refundings, which can dilute a fund's income, stable income cannot be assured.

Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                      Risk Factors

Price Volatility. The Trusts invest in common stocks of Closed-End
Funds. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of a Trust will be positive over any period of time or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Alternative Minimum Tax. While distributions of interest from the Municipal Closed-End Portfolio Series are generally exempt from federal income taxes, a portion of such interest may be taken into account in computing the alternative minimum tax.

Closed-End Funds. Closed-End Funds are actively managed investment companies which invest in various types of securities. Closed-End Funds issue shares of common stock that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective, and to manage the Closed-End Fund portfolio when the underling securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change.

Shares of Closed-End Funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of Closed-End Fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

High-Yield Corporate Bonds. Each of the Closed-End Funds held by the High-Yield Corporate Closed-End Portfolio Series invests in high-yield corporate bonds. High-yield, high risk corporate bonds are subject to greater market fluctuations and risk of loss than corporate bonds with higher investment ratings. The value of these bonds will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.

High-yield or "junk" bonds, the generic names for corporate bonds rated below "Triple B" by Standard & Poor's or Moody's, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Obligations rated below "Triple B" should be considered speculative as these ratings indicate a quality of less than investment grade. Because high-yield bonds are generally subordinated obligations and are perceived by investors to be riskier than higher rated bonds, their prices tend to fluctuate more than higher rated bonds and are affected by short-term credit developments to a greater degree.

The market for high-yield bonds is smaller and less liquid than that for investment grade bonds. High-yield bonds are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield bonds, the bid-offer spread on such bonds is generally greater than it is for investment grade bonds and the purchase or sale of such bonds may take longer to complete.

Municipal Bonds. Each of the Closed-End Funds held by the Municipal Closed-End Portfolio Series invests in tax-exempt municipal bonds. Municipal bonds are debt obligations issued by states or political subdivisions or authorities of states. Municipal bonds are typically designated as general obligation bonds, which are general obligations of a governmental entity that are backed by the taxing power of such entity, or revenue bonds, which are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. Municipal bonds are long-term fixed rate debt obligations that generally decline in value with increases in interest rates, when an issuer's financial condition worsens or when the rating on a bond is decreased. Many municipal bonds may be called or redeemed prior to their stated maturity, an event which is more likely to occur when interest rates rise. In such an occurrence, a Closed-End Fund may not be able to reinvest the money it receives in other bonds that have as high a yield or as long a maturity.

Many municipal bonds are subject to continuing requirements as to the actual use of the bond proceeds or manner of operation of the project financed from bond proceeds that may affect the exemption of interest on such bonds from federal income taxation. The market for municipal bonds is generally less liquid than for other securities and therefore the price of municipal bonds may be more volatile and subject to greater price fluctuations than securities with greater liquidity. In addition, an issuer's ability to make income distributions generally depends on several factors including the financial condition of the issuer and general economic conditions. Any of these factors may negatively impact the price of municipal bonds held by a Closed-End Fund and would therefore impact the price of both the Securities and the Units.

Foreign Securities. Certain or all of the underlying bonds held by certain of the Closed-End Funds in the High-Yield Corporate Closed-End Portfolio Series are issued by foreign companies, which makes this Trust subject to more risks than if it only invested in Closed-End Funds which invest solely in domestic bonds. Risks of foreign bonds include losses due to future political and economic developments, foreign currency devaluations, restrictions on foreign investments and exchange of securities, inadequate financial information and lack of liquidity of certain foreign markets. In addition, brokerage and other transaction costs on foreign securities exchanges are often higher than in the U.S. and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries.

Legislation/Litigation. From time to time, various legislative initiatives are proposed which may have a negative impact on the prices of certain of the corporate or municipal bonds owned by the Closed-End Funds represented in the Trusts. In addition, litigation regarding any of the issuers of the corporate or municipal bonds owned by such Closed-End Funds or of the industries represented by such issuers, such as litigation affecting the validity of certain municipal bonds or the tax-free nature of the interest thereon, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities or of the issuers of the underlying bonds in which they invest.

Year 2000 Problem. Many computer systems were not designed to properly process information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." We do not expect that any of the computer system changes necessary to prepare for

January 1, 2000 will cause any major operational difficulties for the Trusts. However, we are unable to predict what impact the Year 2000 Problem will have on any of the issuers of the Securities or on any of the issuers of the underlying bonds in which they invest. You should note that issuers of municipal bonds may have greater Year 2000 issues than other issuers.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price. The Public Offering Price per Unit for each Trust is comprised of the following:

-  The aggregate underlying value of the Securities;

-  The amount of any cash in the Income and Capital Accounts of a Trust;
and

- The total sales charge (which combines an initial up-front sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of a Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement will remain fixed and will never exceed the per Unit amount set forth in "Statements of Net Assets" for such Trust, this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Sales Charges.

The maximum sales charge you will pay has both an initial and deferred component. The initial sales charge, which you will pay at the time of purchase, is initially equal to approximately 1% of the Public Offering Price of a Unit. This initial sales charge is actually equal to the difference between the maximum total sales charge of 4.50% and the maximum remaining deferred sales charge (initially $.350 per Unit). The initial sales charge will vary from 1% with changes in the aggregate underlying value of the Securities, changes in the Income and Capital Accounts and as deferred sales charge payments are made. In addition, ten monthly deferred sales charges of $.035 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from ____________, 1999 through ____________, 2000. The maximum sales charge assessed during the initial offering period will be 4.50% of the Public Offering Price per Unit (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge).

After the initial offering period, if you purchase Units after the last deferred sales charge payment has been assessed your sales charge will consist of a one-time initial sales charge of 4.50% of the Public Offering Price (equivalent to 4.712% of the net amount invested), which will be reduced by 1/2 of 1% on each subsequent ____________, commencing ____________, 2000 to a minimum sales charge of 3.0%.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for a "wrap fee account" as described below), the maximum sales charge is reduced, as follows:

                                       Your maximum
If you invest                          sales charge
(in thousands):*                       will be:
______________                         ____________
$ 50 but less than $100                4.25%
$100 but less than $150                4.00%
$150 but less than $500                3.50%
$500 or more                           2.50%

* The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. You may combine same day purchases of Units of the Trusts and units of other similarly structured unit trusts for which we act as Principal Underwriter and which are currently in the initial offering period to meet the above volume purchase levels. We will consider Units you purchase in the name of your spouse or your child under 21 years of age to be purchases by you for determining the reduced sales charge. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales charge is the responsibility of the broker/dealer or other selling agent making the sale.

If you own units of any other unit investment trusts sponsored by us, you may use your redemption or termination proceeds from these trusts to purchase Units of the Trusts subject only to any remaining deferred sales charge to be collected on such Units. Please note that you will be charged the amount of any remaining deferred sales charge on the units you redeem when you redeem them.

The following persons may purchase Units at the Public Offering Price less the applicable dealer concession:

- Employees, officers and directors of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us.

- Immediate family members of the above (spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons).

If you purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" charge is imposed, you may purchase Units in the primary or secondary market at the Public Offering Price, subject only to the Sponsor's retention of the sales charge. See "Distribution of Units-Dealer Concessions."

Every investor will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units.

The Value of the Securities.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, the evaluation will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined:

a) On the basis of current ask prices for comparable securities,

b) By appraising the value of the Securities on the ask side of the market, or

c) By any combination of the above.

The Evaluator will appraise the value of the underlying Securities in each Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange ("NYSE"): New Year's Day, Martin Luther King, Jr.'s Birthday, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day.

After the initial offering period is over, the secondary market Public Offering Price will be determined based on the aggregate underlying value of the Securities in a Trust, plus or minus cash, if any, in the Income and Capital Accounts of such Trust plus the applicable sales charge. We calculate the aggregate underlying value of the Securities during the secondary market the same way as described above for sales made during the initial offering period, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. During the initial offering period, Units will be sold at the current Public Offering Price. When the initial offering period ends, Units we have reacquired may be offered by this prospectus at the secondary market Public Offering Price (see "The Secondary Market").

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 3.2% of the Public Offering Price per Unit (or 65% of the maximum sales charge after _____, 1999). However, dealers and other selling agents will receive a concession on the sale of Units subject only to any remaining deferred sales charge equal to $.22 per Unit on Units sold subject to the maximum deferred sales charge or 63% of the then current maximum remaining deferred sales charge on Units sold subject to less than the maximum deferred sales charge. Dealers and selling agents will receive an additional volume concession or agency commission of 0.30% of the Public Offering Price if they purchase at least $100,000 worth of Units of a Trust on the Initial Date of Deposit or $250,000 on any day thereafter or if they were eligible to receive a similar concession in connection with sales of similarly structured trusts sponsored by us which are currently in the initial offering period.

Dealers and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total sales per Trust                    Additional
(in millions)                            Concession
_____________________                    __________
$ 1 but less than $2                     .10%
$ 2 but less than $3                     .15%
$ 3 but less than $10                    .20%
$10 or more                              .30%

We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units. However, the Glass-Steagall Act does allow certain agency transactions and these appear to be permitted under the Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law.

Award Programs.

From time to time we may sponsor programs which award our dealers' registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to criteria we establish or participate in sales programs we sponsor, amounts equal to no more than the total applicable sales charges on the unit sales generated by such persons during such programs. We make these payments out of our own assets, and not out of a Trust's assets. These programs will not change the price you pay for your Units or the amount that a Trust will receive from the Units sold.

Investment Comparisons.

From time to time we may compare the then current estimated returns of the Trusts (which may show performance net of the expenses and charges such Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable or tax-exempt investments such as the securities comprising various investment indices, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, the New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. The investment characteristics of each Trust, which are described more fully elsewhere in this prospectus, differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future relative performance.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit for a Trust less any reduced sales charge as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price we sell them to a Trust is considered a profit or loss (see Note 2 of "Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which Units are purchased and the price at which they are sold (which includes a maximum sales charge for a Trust) or redeemed will be a profit or loss to us. The secondary market public offering price of Units may be more or less than the cost of those Units to us.

                  The Secondary Market

Although we are not obligated to, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell Units for redemption before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive the proceeds from the sale of Units we purchase no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

The Public Offering Price of any Units we acquire will be consistent with the Public Offering Price described in the then effective prospectus. Any profit or loss from the resale or redemption of such Units will belong to us.

                  Expenses and Charges

The estimated annual expenses of the Trusts are listed under "Fee Table." If actual expenses exceed the estimate, the appropriate Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee benefits from the use of these funds. In addition, investors will also indirectly pay a portion of the expenses of the underlying Closed-End Funds.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts will receive the fees set forth under "Fee Tables." In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to the Portfolio Supervisor, Evaluator and Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliate for providing services to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year. Because these fees are generally calculated based on the largest aggregate number of Units outstanding during a calendar year, the per Unit amounts will be higher during any year in which redemptions of Units occur.

In addition to a Trust's operating expenses, and the fees set forth above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and the rights and interests of the Unit holders;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust. (No such taxes or charges are now in place or planned as far as we know.)

The above expenses and the Trustee's annual fee (when paid or owing to the Trustee) are secured by a lien on the respective Trust. In addition, if there is not enough cash in the Income or Capital Accounts of a Trust, the Trustee has the power to sell Securities to make cash available to pay these charges. We cannot guarantee that distributions from the Securities will be sufficient to meet any or all expenses of a Trust. These sales may result in capital gains or losses to the Unit holders. See "Tax Status."

The Trusts will be audited on an annual basis. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the cost exceeds $0.0050 per Unit. Otherwise, a Trust will pay for the audit. You can receive a copy of the audited financial statements by notifying the Trustee.

                       Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by your Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total proceeds received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The tax code may, however, treat certain capital gains as ordinary income in special situations.

In-Kind Distributions.

Under certain circumstances, you may request an In-Kind Distribution of Securities when you redeem your Units or at a Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive an undivided interest in whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a fractional share of a Security held by a Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                    Retirement Plans

You may purchase Units of the Trusts for:

-  Individual Retirement Accounts,

-  Keogh Plans,

-  Pension funds, and

-  Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. If you are considering participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax adviser. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as record owner of Units persons registered as such on its books. If you request certificates representing the Units you ordered for purchase they will be delivered three business days after your order or shortly thereafter. You may transfer or redeem Units represented by a certificate by endorsing it and surrendering it to the Trustee, along with a written instrument(s) of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for identification purposes.

You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to you, as the registered owner of Units:

- A written initial transaction statement containing a description of your Trust;

-  The number of Units issued or transferred;

-  Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

-  The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. The Trustee does not require such charge now, nor are they currently contemplating doing so. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates.
You must surrender mutilated certificates to the Trustee for replacement.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

-  A summary of transactions in your Trust for the year;

- Any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

-  Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions from your Units only after you become a Record Owner. It is your responsibility to notify the Trustee when you become Record Owner of the Units, but normally your broker/dealer provides this notice. The Trustee will credit any dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information" for each Trust. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. However, amounts in the Capital Account from the sale of Securities designated to meet redemptions of Units, to pay the deferred sales charge or to pay expenses will not be distributed. The Trustee is not required to pay interest on funds held in the Income or Capital Accounts of a Trust. However, the Trustee may earn interest on these funds, thus benefiting from the use of such funds.

We anticipate that the deferred sales charge will be collected from the Capital Account of a Trust and that the money in the Capital Account will be sufficient to cover the cost of the deferred sales charge. If there is not enough money in the Capital Account to pay the deferred sales charge, the Trustee may sell Securities to meet the shortfall. We will designate an account where distributions will be made to pay the deferred sales charge.

The Trustee is required by the Internal Revenue Service to withhold a certain percentage of any distribution a Trust makes and deliver such amount to the Internal Revenue Service if the Trustee does not have your TIN. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. Normally, the selling broker provides the Trustee your TIN. However, you should check your statements from the Trustee to make sure they have the number to avoid this "back-up withholding." If not, you should provide it to the Trustee as soon as possible.

Within a reasonable time after a Trust is terminated you will receive the pro rata share of the money from the disposition of the Securities. However, if you are eligible, you may elect to receive an In-Kind Distribution as described under "Amending or Terminating the Indenture." All Unit holders will receive a pro rata share of any other assets remaining in a Trust, less any unpaid expenses of such Trust.

The Trustee may establish reserves (the "Reserve Account") within a Trust for any state and local taxes and any governmental charges to be paid out of such Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of a Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of a Trust. You will have to pay any remaining deferred sales charge on any Units acquired pursuant to this distribution reinvestment option. This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are held in uncertificated form, you need only to deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request you send to the Trustee must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of a Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of a Trust.

If you are tendering 1,000 Units or more of a Trust for redemption, rather than receiving cash you may elect to receive a distribution of shares of Securities (an "In-Kind Distribution") in an amount and value equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, no In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled. If there is not enough money in the Capital Account to pay the required cash distribution, the Trustee may have to sell Securities.

The Internal Revenue Service will require the Trustee to withhold a portion of your redemption proceeds if the Trustee has not previously been provided your TIN. For more information about this withholding, see "Income and Capital Distribution." If the Trustee does not have your TIN, you must provide it at the time of the redemption request.

The Trustee may sell Securities in a Trust to make funds available for redemption. If Securities are sold, the size and diversification of such Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

-  For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made; and

5. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

The aggregate underlying value of the Securities for purposes of calculating the Redemption Price during the secondary market is determined in the same manner as that used to calculate the Secondary Market Public Offering Price as discussed in "Public Offering-The Value of the Securities."

            Removing Securities from a Trust

The portfolio of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

-  Any action or proceeding prevents the payment of dividends;

-  There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends or the issuer's credit standing, or otherwise damage the sound investment character of the Security; or

- The issuer has defaulted on the payment of any other of its outstanding obligations; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities to replace failed contracts to purchase Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of a Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of a Trust for distributions to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from a Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may also sell Securities that we designate; or, without our direction, in its own discretion, in order to meet redemption requests or pay expenses.

In designating which Securities should be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Securities in a Trust may be changed. To get the best price for a Trust we may have to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor in making recommendations to the Trustee on the selection of broker/dealers to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of such Trust.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

-  To cure ambiguities;

-  To correct or supplement any defective or inconsistent provision;

-  To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, a Trust will terminate on the Mandatory Termination Date. The Trust may be terminated prior to the Mandatory Termination Date:

-  Upon the consent of 100% of the Unit holders;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

In the event of termination, the Trustee will send prior written notice thereof to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund to each purchaser of Units of such

Trust the entire sales charge paid by such purchaser; however, termination of a Trust prior to the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary
Liquidation Amount and could therefore be terminated prior to the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner, timing and execution of the sale of Securities as part of the termination of a Trust. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower amount than might otherwise be realized if such sale were not required at this time.

If you own at least 1,000 Units of a Trust, the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution of Securities (reduced by customary transfer and registration charges) rather than the typical cash distribution representing your pro rata interest in a Trust. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option for eligible Unit holders you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts of a Trust, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provide by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

-  The First Trust Combined Series

-  FT Series (formerly known as The First Trust Special Situations Trust)

-  The First Trust Insured Corporate Trust

-  The First Trust of Insured Municipal Bonds

-  The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $25 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1998, the total partners' capital of Nike Securities L.P. was $18,506,548 (audited).

This information refers only to the Sponsor and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trust, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable to Unit holders for taking any action or for not taking any action in good faith according to the

Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor Sponsor, paying them a reasonable rate not more than that stated by the SEC,

-  Terminate the Indenture and liquidate the Trusts, or

-  Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information. However, the Evaluator will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trusts' statements of net assets, including the schedules of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trusts' statements of net assets, including the schedules of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific risk information about the Trusts.

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Page 26


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Page 27


                   FIRST TRUST (registered trademark)

            High-Yield Corporate Closed-End Portfolio Series
                  Municipal Closed-End Portfolio Series

                                 FT 320

                                Sponsor:

                         NIKE SECURITIES L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to High-Yield Corporate Closed-End Portfolio Series and Municipal Closed-End Portfolio Series,
    but does not contain all of the information about this investment company as filed with the Securities and Exchange Commission in
                       Washington, D.C. under the:

              - Securities Act of 1933 (file no. 333-69561) and
              - Investment Company Act of 1940 (file no. 811-05903)

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W., Washington, D.C. 20549-6009
               Call: 1-800-SEC-0330
              Visit: http://www.sec.gov

                           ____________, 1999

           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 24


                   First Trust (registered trademark)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trusts contained in FT 320 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trusts in which you are considering investing.

This Information Supplement is dated ____________, 1999. Capitalized terms have been defined in the prospectus.

                            Table of Contents

Risk Factors                                                   1
   Securities                                                  1
High-Yield Corporate Bonds                                     2
   High-Yield Obligations                                      2
Municipal Bonds                                                3
   Healthcare Revenue Bonds                                    3
   Single Family Mortgage Revenue Bonds                        3
   Multi-Family Mortgage Revenue Bonds                         4
   Water and Sewerage Revenue Bonds                            4
   Electric Utility Revenue Bonds                              4
   Lease Obligation Revenue Bonds                              4
   Industrial Revenue Bonds                                    5
   Transportation Facility Revenue Bonds                       5
   Educational Obligation Revenue Bonds                        5
   Resource Recovery Facility Revenue Bonds                    6
   Discount Bonds                                              6
   Original Issue Discount Bonds                               6
   Zero Coupon Bonds                                           6
   Premium Bonds                                               7
Portfolio Securities Descriptions                              7
   High-Yield Corporate Closed-End Portfolio Series            7
   Municipal Closed-End Portfolio Series                       9

Risk Factors.

Securities. The Securities in the Trusts represent shares of closed-end mutual funds which invest in either tax-exempt municipal bonds or high-yield corporate debt obligations. As such, an investment in Units of the Trusts should be made with an understanding of the risks of investing in both closed-end fund shares and municipal bonds or high-yield corporate debt obligations.

Closed-end mutual funds' portfolios are managed and their shares are generally listed on a securities exchange. The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities which the closed-end fund owns. In addition, for various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

The following is a discussion of certain of the risks associated with specific types of bonds.

High-Yield Corporate Bonds.

High-Yield Obligations. An investment in Units of the High-Yield Corporate Closed-End Portfolio Series should be made with an understanding of the risks that an investment in "high-yield, high-risk," fixed-rate, domestic and foreign corporate debt obligations or "junk bonds" may entail, including increased credit risks and the risk that the value of the Units will decline, and may decline precipitously, with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of fixed-rate, debt obligations generally. Bonds such as those included in the Trust are, under most circumstances, subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated bonds, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high-yield, high-risk bonds resulting in a higher incidence of defaults among high-yield, high-risk bonds. A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high-yield, high-risk bonds, an increase in interest rates will increase that issuer's interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The Sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

"High-yield" or "junk" bonds, the generic names for corporate bonds rated below BBB by Standard & Poor's, or below Baa by Moody's, are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. The market for high-yield bonds is very specialized and investors in it have been predominantly financial institutions. High-yield bonds are generally not listed on a national securities exchange. Trading of high-yield bonds, therefore, takes place primarily in over-the-counter markets which consist of groups of dealer firms that are typically major securities firms. Because the high-yield bond market is a dealer market, rather than an auction market, no single obtainable price for a given bond prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the bonds may depend on whether dealers will make a market in the bonds. There can be no assurance that a market will be made for any of the bonds, that any market for the bonds will be maintained or of the liquidity of the bonds in any markets made. Not all dealers maintain markets in all high-yield bonds. Therefore, since there are fewer traders in these bonds than there are in "investment grade" bonds, the bid-offer spread is usually greater for high-yield bonds than it is for investment grade bonds. The price at which the bonds may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the bonds are limited or absent. If the rate of redemptions is great, the value of the Trust may decline to a level that requires liquidation.

Lower-rated bonds tend to offer higher yields than higher-rated bonds with the same maturities because the creditworthiness of the issuers of lower-rated bonds may not be as strong as that of other issuers. Moreover, if a bond is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer's interest deduction with respect to the bond will be disallowed and this disallowance may adversely affect the issuer's credit rating. Because investors generally perceive that there are greater risks associated with the lower-rated bonds in the High-Yield Corporate Closed-End Portfolio Series, the yields and prices of these bonds tend to fluctuate more than higher-rated bonds with changes in the perceived quality of the credit of their issuers. In addition, the market value of high-yield, high-risk, fixed-income bonds may fluctuate more than the market value of higher-rated bonds since high-yield, high-risk, fixed-income bonds tend to reflect short-term credit development to a greater extent than higher-rated bonds. Lower-rated bonds generally involve greater risks of loss of income and principal than higher-rated bonds. Issuers of lower-rated bonds may possess fewer creditworthiness characteristics than issuers of higher-rated bonds and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debtholders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High-yield, high-risk bonds are also affected by variables such as interest rates, inflation rates and real growth in the economy. Therefore, investors should consider carefully the relative risks associated with investment in bonds which carry lower ratings.

The value of the Units reflects the value of the portfolio bonds, including the value (if any) of bonds in default. Should the issuer of any bond default in the payment of principal or interest, the Trust may incur additional expenses seeking payment on the defaulted bond. Because amounts (if any) recovered by the Trust in payment under the defaulted bond may not be reflected in the value of the Units until actually received by the Trust, and depending upon when a Unit holder purchases or sells his or her Units, it is possible that a Unit holder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

High-yield, high-risk bonds are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

Obligations that are rated lower than BBB by Standard & Poor's, or Baa by Moody's, respectively, should be considered speculative as such ratings indicate a quality of less than investment grade. Investors should carefully review the objective of the High-Yield Corporate Closed-End Portfolio Series and consider their ability to assume the risks involved before making an investment in such Trust.

Municipal Bonds.

Certain of the bonds held by the Securities in the Municipal Closed-End Portfolio Series may be general obligations of a governmental entity that are backed by the taxing power of such entity. Other bonds in the funds may be revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds in the funds, both within a particular classification and between classifications, depending on numerous factors. A description of certain types of revenue bonds follows.

Healthcare Revenue Bonds. Certain of the bonds may be healthcare revenue bonds. Ratings of bonds issued for healthcare facilities are sometimes based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Pursuant to recent Federal legislation, Medicare reimbursements are currently calculated on a prospective basis utilizing a single nationwide schedule of rates. Prior to such legislation Medicare reimbursements were based on the actual costs incurred by the health facility. The current legislation may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program.

Single Family Mortgage Revenue Bonds. Certain of the bonds may be single family mortgage revenue bonds, which are issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. The redemption price of such issues may be more or less than the offering price of such bonds. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period or, in some cases, from the sale by the bond issuer of the mortgage loans. Failure of the originating financial institutions to make mortgage loans would be due principally to the interest rates on mortgage loans funded from other sources becoming competitive with the interest rates on the mortgage loans funded with the proceeds of the single family mortgage revenue bonds. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. Single family mortgage revenue bonds issued after December 31, 1980 were issued under
Section 103A of the Internal Revenue Code, which Section contains certain ongoing requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case, the issuer of the bonds has covenanted to comply with applicable ongoing requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. There can be no assurances that the ongoing requirements will be met. The failure to meet these requirements could cause the interest on the bonds to become taxable, possibly retroactively from the date of issuance.

Multi-Family Mortgage Revenue Bonds. Certain of the bonds may be obligations of issuers whose revenues are primarily derived from mortgage loans to housing projects for low to moderate income families. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels and adequate rental income, increases in taxes, employment and income conditions prevailing in local labor markets, utility costs and other operating expenses, the managerial ability of project managers, changes in laws and governmental regulations, the appropriation of subsidies and social and economic trends affecting the localities in which the projects are located. The occupancy of housing projects may be adversely affected by high rent levels and income limitations imposed under Federal and state programs. Like single family mortgage revenue bonds, multi-family mortgage revenue bonds are subject to redemption and call features, including extraordinary mandatory redemption features, upon prepayment, sale or non-origination of mortgage loans as well as upon the occurrence of other events. Certain issuers of single or multi-family housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In one situation the New York City Housing Development Corporation, in reliance on its interpretation of certain language in the indenture under which one of its bond issues was created, redeemed all of such issue at par in spite of the fact that such indenture provided that the first optional redemption was to include a premium over par and could not occur prior to 1992.

Water and Sewerage Revenue Bonds. Certain of the bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Water and sewerage bonds are generally payable from user fees. Problems faced by such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.

Electric Utility Revenue Bonds. Certain of the bonds may be obligations of issuers whose revenues are primarily derived from the sale of electric energy. Utilities are generally subject to extensive regulation by state utility commissions which, among other things, establish the rates which may be charged and the appropriate rate of return on an approved asset base. The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the governing public utility commission, the difficulty in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, increased competition, recent reductions in estimates of future demand for electricity in certain areas of the country, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing and impose additional regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of such bonds to make payments of principal and/or interest on such bonds.

Lease Obligation Revenue Bonds. Certain of the bonds may be lease obligations issued for the most part by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the governmental authorities are financing vehicles created solely for the construction of buildings (schools, administrative offices, convention centers and prisons, for example) or the purchase of equipment (police cars and computer systems, for example) that will be used by a state or local government (the "lessee"). Thus, these obligations are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the obligations. Lease obligations are subject, in almost all cases, to the annual appropriation risk, i.e., the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These obligations are also subject to construction and abatement risk in many states-rental obligations cease in the event that delays in building, damage, destruction or condemnation of the project prevents its use by the lessee. In these cases, insurance provisions designed to alleviate this risk become important credit factors. In the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the re-letting or sale of the project. Some of these issues, particularly those for equipment purchase, contain the so-called "substitution safeguard," which bars the lessee government, in the event it defaults on its rental payments, from the purchase or use of similar equipment for a certain period of time. This safeguard is designed to insure that the lessee government will appropriate, even though it is not legally obligated to do so, but its legality remains untested in most, if not all, states.

Industrial Revenue Bonds. Certain of the bonds may be industrial revenue bonds ("IRBs"), including pollution control revenue bonds, which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. These projects are usually operated by corporate entities. Issuers are obligated only to pay amounts due on the IRBs to the extent that funds are available from the unexpended proceeds of the IRBs or receipts or revenues of the issuer under an arrangement between the issuer and the corporate operator of a project. The arrangement may be in the form of a lease, installment sale agreement, conditional sale agreement or loan agreement, but in each case the payments to the issuer are designed to be sufficient to meet the payments of amounts due on the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a complete restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness, which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or affected. The IRBs in a fund may be subject to special or extraordinary redemption provisions which may provide for redemption at par or, with respect to original issue discount bonds, at issue price plus the amount of original issue discount accreted to the redemption date plus, if applicable, a premium. The Sponsor cannot predict the causes or likelihood of the redemption of IRBs or other bonds in the funds prior to the stated maturity of such bonds.

Transportation Facility Revenue Bonds. Certain of the bonds may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

Educational Obligation Revenue Bonds. Certain of the bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes, or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the funds. General problems relating to college and university obligations would include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding and new government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees.

Resource Recovery Facility Revenue Bonds. Certain of the bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform; or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in the funds prior to the stated maturity of the Bonds.

Discount Bonds. Certain of the bonds held by the Securities in the Municipal Closed-End Portfolio Series may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount bonds at the time they were purchased and deposited in the funds were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium bonds and the prepayment benefit for lower yielding, discount bonds will be reduced. A discount bond held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the bonds.

Original Issue Discount Bonds. Certain of the bonds held by the Securities in the Municipal Closed-End Portfolio Series may be original issue discount bonds. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the bonds, is deemed to accrue on a daily basis and the accrued portion is treated as tax-exempt interest income for Federal income tax purposes. On sale or redemption, any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income. The current value of an original issue discount bond reflects the present value of its stated redemption price at maturity. The market value tends to increase in greater increments as the bonds approach maturity.

Zero Coupon Bonds. Certain of the original issue discount bonds may be zero coupon bonds (including bonds known as multiplier bonds, money multiplier bonds, capital appreciation bonds, capital accumulator bonds, compound interest bonds and money discount maturity payment bonds). Zero coupon bonds do not provide for the payment of any current interest and generally provide for payment at maturity at face value unless sooner sold or redeemed. Zero coupon bonds may be subject to more price volatility than conventional bonds. While some types of zero coupon bonds, such as multipliers and capital appreciation bonds, define par as the initial offering price rather than the maturity value, they share the basic zero coupon bond features of (1) not paying interest on a semi-annual basis and (2) providing for the reinvestment of the bond's semi-annual earnings at the bond's stated yield to maturity. While zero coupon bonds are frequently marketed on the basis that their fixed rate of return minimizes reinvestment risk, this benefit can be negated in large part by weak call protection, i.e., a bond's provision for redemption at only a modest premium over the accreted value of the bond.

Premium Bonds. Certain of the bonds held by the Securities in the Municipal Closed-End Portfolio Series may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium bonds at the time they were purchased by the fund were higher than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued and otherwise comparable bonds decrease, the market premium of previously issued bonds will be increased, and if such interest rates for newly issued comparable bonds increase, the market premium of previously issued bonds will be reduced, other things being equal. The current returns of bonds trading at a market premium are initially higher than the current returns of comparable bonds of a similar type issued at currently prevailing interest rates because premium bonds tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium bond at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par or for original issue discount bonds a premium over the accreted value.

Portfolios

            High-Yield Corporate Closed-End Portfolio Series

Alliance World Dollar Government Fund II, headquartered in New York, New York, is a closed-end mutual fund whose primary investment objective of high current income is pursued by investing in U.S. dollar-denominated debt obligations issued or guaranteed by foreign governments and high-yielding, high-risk U.S. corporate fixed-income securities. Capital appreciation is a secondary objective of the fund.

CIM High Yield Securities, headquartered in New York, New York, is a diversified, closed-end mutual fund whose primary objectives of high current income and preservation of capital are pursued by investing in fixed-income securities of domestic corporate issuers, mostly in the lower rating categories of the established rating services or non-rated.

Cigna High Income Share, headquartered in Waltham, Massachusetts, is a diversified, closed-end mutual fund whose primary investment objective of high current income while preserving shareholders' capital is pursued by investing in a professionally-managed, diversified portfolio of high-yield, fixed-income securities. The fund's secondary objective is capital appreciation when consistent with its first objective.

Colonial Intermediate High Income Fund, headquartered in Boston, Massachusetts, is a closed-end, diversified mutual fund whose primary investment objective of high current income is pursued by investing in high-yield fixed income securities. The fund's debt securities have a dollar-weighted average maturity of between three and ten years, with at least 80% of total assets invested in the lower rating categories.

Corporate High Yield Fund, headquartered in Princeton, New Jersey, is a closed-end mutual fund whose primary investment objective is to seek as high a level of current income as is consistent with reasonable risk as determined by the fund's investment advisor. This objective is pursued by investing primarily in fixed-income securities which are rated in the lower rating categories.

Corporate High Yield Fund II, headquartered in Princeton, New Jersey, is a closed-end mutual fund whose primary investment objective is to seek as high a level of current income as is consistent with reasonable risk as determined by the fund's investment advisor. This objective is pursued by investing primarily in fixed-income securities which are rated in the lower rating categories.

Debt Strategies Fund, headquartered in Princeton, New Jersey, is a closed-end mutual fund whose primary investment objective to provide current income is pursued by investing in a diversified portfolio of U.S. companies' debt instruments, including corporate loans which are rated in the lower rating categories or unrated debt securities of comparable quality.

Debt Strategies Fund II, headquartered in Princeton, New Jersey, is a closed-end mutual fund whose primary investment objective to provide current income is pursued by investing in a diversified portfolio of U.S. companies' debt instruments, including corporate loans which are rated in the lower rating categories or unrated debt securities of comparable quality.

Dreyfus High Yield Strategies Fund, headquartered in New York, New York, is a diversified, closed-end mutual fund whose primary investment objective of high current income is pursued by investing primarily in income securities of U.S. issuers rated below investment-grade quality. The fund's secondary objective is capital growth.

Emerging Markets Income Fund II, headquartered in New York, New York, is a non-diversified, closed-end mutual fund whose primary investment objective of high current income is pursued by investing in debt securities of government issuers located in emerging market countries and of entities organized to restructure the outstanding debt of such issuers. The fund's secondary objective is capital appreciation.

Franklin Universal Trust, headquartered in San Mateo, California, is a closed-end mutual fund whose primary investment objective to provide high current income consistent with preservation of capital is pursued by investing primarily in utilities securities and lower-rated, higher yielding corporate bonds. The fund's secondary objective is growth of income.

Global Partners Income Fund, headquartered in New York, New York, is a non-diversified, closed-end mutual fund whose primary investment objective of high current income is pursued by investing in a portfolio of U.S. dollar-denominated high-yield U.S. and non-U.S. corporate debt securities and high-yielding foreign sovereign debt securities. The fund's secondary objective is capital appreciation.

High Income Opportunity Fund, headquartered in New York, New York, is a non-diversified, closed-end mutual fund whose primary investment objective of high current income is pursued by investing in high-yielding corporate bonds, debentures and notes. The fund may also invest in common stock or other equity-related securities, including warrants and rights, with capital appreciation its secondary objective.

High Yield Income Fund Inc., headquartered in Newark, New Jersey, is a closed-end mutual fund whose primary investment objective of maximizing current income is pursued by investing in a portfolio of non-investment-grade bonds rated BB or below. The fund's secondary objective is capital appreciation.

High Yield Plus Fund Inc., headquartered in Newark, New Jersey, is a diversified, closed-end management investment company whose primary objective of high current income is pursued by investing primarily in publicly or privately offered high-yield debt securities rated in the medium to lower categories. The fund's secondary objective is capital appreciation.

Kemper High Income Trust, headquartered in Chicago, Illinois, is a closed-end mutual fund whose primary investment objective of seeking the highest current income obtainable consistent with reasonable risk is pursued by investing in fixed-income securities, debt obligations of the U.S. government and debt obligations of foreign countries. The fund's secondary objective is capital gains.

MFS Charter Income Trust, headquartered in Boston, Massachusetts, is a closed-end non-diversified mutual fund whose primary objective of maximum current income is pursued by investing equally in the three sectors of fixed-income securities-debt securities issued by foreign governments, securities issued by the U.S. government and high-yielding corporate fixed-income securities.

Managed High Income Portfolio Inc., headquartered in New York, New York, is a diversified, closed-end mutual fund whose primary investment objective of high current income is pursued by investing in high-yielding corporate bonds, debentures and notes. The fund's secondary objective is capital appreciation.

Managed High Yield Fund, headquartered in New York, New York, is a closed-end mutual fund whose primary investment objective of high current income is pursued by investing in a diversified portfolio of high-yield, high-risk income securities with at least 80% of total assets in securities rated BB, B or the equivalent.

Morgan Stanley Dean Witter High Income Advantage Trust, headquartered in New York, New York, is a closed-end mutual fund whose primary investment objective of high current income is pursued by investing in a diversified portfolio of fixed-income securities rated in the lower rating categories. The fund's secondary objective is capital appreciation.

Morgan Stanley Dean Witter High Income Advantage Trust II, headquartered in New York, New York, is a closed-end mutual fund whose investment objectives of high current income and capital appreciation are pursued by investing in lower-rated, fixed-income securities.

Morgan Stanley Dean Witter High Income Advantage Trust III, headquartered in New York, New York, is a closed-end mutual fund whose investment objectives of high current income and capital appreciation are pursued by investing in lower-rated, fixed-income securities.

Morgan Stanley High Yield Fund, headquartered in New York, New York, is a non-diversified, closed-end mutual fund whose primary investment objective of high current income is pursued by investing primarily in debt securities that are rated below investment-grade or are unrated and considered to have a credit quality below investment-grade. The fund's secondary objective is capital appreciation.

New America High Income Fund, headquartered in Boston, Massachusetts, is a diversified, closed-end mutual fund whose investment objective of high current income while seeking to preserve shareholders' capital is pursued by investing in a portfolio of high-yield, fixed-income securities which are principally lower or non-rated.

Pacholder Fund Inc., headquartered in Cincinnati, Ohio, is a closed-end mutual fund whose investment objective of providing a high level of total return through current income and capital appreciation is pursued by investing primarily in high-yield, lower-rated fixed-income securities of domestic companies.

Prospect Street High Income Portfolio, headquartered in Boston,
Massachusetts, is a diversified, closed-end mutual fund whose investment objective of high current income consistent with preservation of shareholders' capital is pursued by investing in a professionally managed portfolio of high-yield securities rated mainly in the lower rating categories.

Putnam Managed High Yield Fund, headquartered in Boston, Massachusetts, is a closed-end mutual fund whose primary investment objective of high current income is pursued by investing primarily in higher risk securities rated BB or B, or non-rated income securities of comparable quality. The fund's secondary objective is capital growth.

Putnam Premier Income Trust, headquartered in Boston, Massachusetts, is a non-diversified, closed-end mutual fund whose investment objective of high current income is pursued by investing primarily in fixed income and debt securities among three sectors-U.S. government, high yield and international.

Salomon Brothers High Income Fund, headquartered in New York, New York, is a closed-end mutual fund whose primary investment objective of high current income is pursued by investing primarily in a diversified portfolio of high-yield, U.S. corporate debt securities. The fund only invests in U.S. dollar-denominated securities, and capital appreciation is its secondary objective.

Salomon Brothers High Income Fund II, headquartered in New York, New York, is a diversified, closed-end mutual fund whose primary investment objective of maximizing current income is pursued by investing in a portfolio of high-yield debt securities rated in the lower to medium rating categories. The fund may also invest in unrated fixed income securities, and capital appreciation is its secondary objective.

Senior High Income Portfolio, headquartered in Princeton, New Jersey, is a closed-end mutual fund whose investment objective of high current income is pursued by investing in a portfolio of senior debt obligations, including corporate loans made by banks and other financial institutions.

Templeton Emerging Markets Income Fund, headquartered in San Mateo, California, is a non-diversified, closed-end mutual fund whose primary investment objective of high current income is pursued by investing in a portfolio of high-yielding debt obligations of sovereign-related entities and private sector companies in emerging market countries. The fund's secondary objective is capital appreciation.

Van Kampen High Income Trust, headquartered in Oakbrook Terrace, Illinois, is a diversified, closed-end mutual fund whose investment objective of high current income is pursued by investing in a portfolio consisting of high-yield, fixed-income securities. The fund's investments have a dollar-weighted average maturity of approximately ten years and are mainly from the medium and lower ratings categories.

Van Kampen High Income Trust II, headquartered in Oakbrook Terrace, Illinois, is a diversified, closed-end mutual fund whose investment objective of high current income while seeking to preserve shareholders' capital is pursued by investing primarily in a portfolio of high income-producing fixed-income securities.

Zenix Income Fund, headquartered in New York, New York, is a diversified, closed-end mutual fund whose investment objective of high current income is pursued by investing primarily in a professionally managed portfolio of fixed-income securities rated in the lower categories.

                  Municipal Closed-End Portfolio Series

ACM Municipal Securities Income Fund, headquartered in New York, New York, is a closed-end mutual fund whose investment objective of high current income that is exempt from federal income taxes is pursued by investing in investment-grade municipal securities with up to 20% of total assets invested in unrated municipal securities or equivalent credit quality.

Apex Municipal Fund Inc., headquartered in Princeton, New Jersey, is a closed-end mutual fund whose investment objective of high current income that is exempt from federal income taxes is pursued by investing in a portfolio of medium- to lower-grade or unrated municipal obligations. Options and futures transactions may be used by the fund to hedge its portfolio.

Colonial High Income Municipal Trust, headquartered in Boston, Massachusetts, is a closed-end mutual fund whose investment objective of high current income that is generally exempt from federal income taxes is pursued by investing in medium- and lower-quality bonds and notes issued by or on behalf of state and local governmental units whose interest is exempt from federal income tax.

Colonial Municipal Income Trust, headquartered in Boston, Massachusetts, is a closed-end mutual fund whose primary investment objective of high current income that is exempt from federal income taxes is pursued by investing in medium- and lower-quality bonds and notes issued by or on behalf of state and local governmental units. The fund's secondary objective is capital preservation.

Dreyfus Strategic Municipals Fund, headquartered in New York, New York, is a closed-end mutual fund whose investment objective of maximizing current income that is exempt from federal income tax to the extent consistent with capital appreciation is pursued by investing in a diversified portfolio of municipal obligations.

Dreyfus Strategic Municipal Bond Fund, headquartered in New York, New York, is a closed-end mutual fund whose investment objective of maximizing current income that is exempt from federal income tax to the extent consistent with capital appreciation is pursued by investing in a diversified portfolio of municipal obligations.

Kemper Municipal Income Trust, headquartered in Chicago, Illinois, is a diversified, closed-end mutual fund whose investment objective of high current income exempt from federal income tax is pursued by investing in a portfolio of investment-grade tax-exempt municipal securities.

Kemper Strategic Municipal Income Trust, headquartered in Chicago, Illinois, is a non-diversified, closed-end mutual fund whose investment objective of high current income exempt from federal income tax is pursued by investing primarily in a portfolio of tax-exempt municipal securities and high-yield municipal securities that are below investment grade.

MFS Municipal Income Trust, headquartered in Boston, Massachusetts, is a non-diversified, closed-end mutual fund whose investment objective of high current income exempt from federal income taxes is pursued by investing primarily in medium- and lower-quality municipal bonds and notes.

Morgan Stanley Dean Witter Insured Municipal Trust, headquartered in New York, New York, is a closed-end mutual fund whose investment objective of providing current income that is exempt from federal income tax is pursued by investing primarily in insured tax-exempt municipal obligations.

Morgan Stanley Dean Witter Municipal Income Opportunities Trust, headquartered in New York, New York, is a closed-end fund whose investment objective of optimum current income that is exempt from federal income taxes is pursued by investing primarily in non-rated, medium-quality municipal obligations such as bonds, notes and commercial paper.

Morgan Stanley Dean Witter Quality Municipal Income Trust, headquartered in New York, New York, is a closed-end mutual fund whose investment objective of current income that is exempt from federal income tax is pursued by investing in a nationally diversified portfolio of municipal obligations rated A or better.

Municipal High Income Fund, headquartered in New York, New York, is a diversified, closed-end mutual fund whose investment objective of high, tax-exempt current income is pursued by investing primarily in a variety of obligations issued by states, territories and possessions of the United States and by the District of Columbia.

MuniVest Fund Inc., headquartered in Princeton, New Jersey, is a non-diversified, closed-end mutual fund whose investment objective of a high level of current income that is exempt from federal income taxes is pursued by investing in long-term, investment-grade municipal obligations, the interest on which is exempt from federal income taxes.

MuniVest Fund II Inc., headquartered in Princeton, New Jersey, is a non-diversified, closed-end mutual fund whose investment objective of a high level of current income that is exempt from federal income taxes is pursued by investing in long-term municipal obligations which are rated investment-grade or are of comparable quality.

MuniYield Fund Inc., headquartered in Princeton, New Jersey, is a non-diversified, closed-end mutual fund whose investment objective of a high level of current income that is exempt from federal income taxes is pursued by investing in a portfolio of longer-term municipal obligations.

MuniYield Quality Fund II, headquartered in Princeton, New Jersey, is a non-diversified, closed-end mutual fund whose investment objective of a high level of current income that is exempt from federal income taxes is pursued by investing in a portfolio of long-term, high-grade municipal obligations that are exempt from federal income taxes.

Nuveen Investment Quality Municipal Fund, Inc., headquartered in
Chicago, Illinois, is a closed-end, diversified management investment company that invests in tax-exempt municipal obligations rated within the four highest grades by Standard & Poor's.

Nuveen Municipal Advantage Fund, headquartered in Chicago, Illinois, is a diversified, closed-end mutual fund whose investment objective of current income that is exempt from regular federal income tax is pursued by investing in tax-exempt municipal obligations within the four highest grades. The fund's secondary objective is enhancement of portfolio value.

Nuveen Municipal Market Opportunity Fund, headquartered in Chicago, Illinois, is a diversified, closed-end mutual fund whose investment objective of current income that is exempt from regular federal income tax is pursued by investing in tax-exempt municipal obligations that are considered underrated or undervalued. The fund's secondary objective is enhancement of portfolio value.

Nuveen New York Performance Plus Municipal Fund, headquartered in
Chicago, Illinois, is a diversified, closed-end mutual fund whose investment objective of current income that is exempt from federal, New York State and New York City income taxes is pursued by investing in tax-exempt New York municipal obligations. The fund's secondary objective is enhancement of portfolio value.

Nuveen Performance Plus Municipal Fund, headquartered in Chicago, Illinois, is a diversified, closed-end mutual fund whose investment objective of current income that is exempt from federal income tax is pursued by investing in tax-exempt municipal obligations that are deemed underrated or undervalued by the fund's investment advisor. The fund's secondary objective is enhancement of portfolio value.

Nuveen Premier Municipal Income Fund, headquartered in Chicago, Illinois, is a diversified, closed-end mutual fund whose investment objective of current income that is exempt from federal income tax is pursued by investing in tax-exempt municipal obligations that are deemed underrated or undervalued by the fund's investment advisor. The fund's secondary objective is enhancement of portfolio value.

Putnam High Yield Municipal Trust, headquartered in Boston, Massachusetts, is a diversified, closed-end mutual fund whose investment objective of high current income that is exempt from federal income tax is pursued by investing primarily in high-yielding, tax-exempt municipal securities rated Baa or lower by Moody's or BBB or lower by Standard & Poor's.

Putnam Investment Grade Municipal Trust, headquartered in Boston,
Massachusetts, is a diversified, closed-end mutual fund whose investment objective of current income that is exempt from federal income tax is pursued by investing primarily in investment-grade municipal securities.

Putnam Investment Grade Municipal Trust II, headquartered in Boston, Massachusetts, is a diversified, closed-end mutual fund whose investment objective is to seek as high a level of current income that is exempt from federal income tax as is consistent with preservation of capital. This objective is pursued by investing in tax-exempt securities rated investment-grade at the time of investment, or of comparable quality.

Putnam Managed Municipal Income Trust, headquartered in Boston,
Massachusetts, is a diversified, closed-end mutual fund whose investment objective of high current income that is exempt from federal income tax is pursued by investing primarily in a portfolio of tax-exempt municipal securities.

Putnam Municipal Opportunities Trust, headquartered in Boston,
Massachusetts, is a non-diversified, closed-end mutual fund whose investment objective is to seek as high a level of current income that is exempt from federal income tax as is consistent with preservation of capital. This objective is pursued by investing in tax-exempt securities rated investment-grade at the time of investment.

Van Kampen Municipal Income Fund, headquartered in Houston, Texas, is a diversified, open-end mutual fund whose investment objective of high current income that is exempt from federal income taxes and consistent with safety of principal is pursued by investing primarily in a portfolio of investment-grade tax-exempt securities.

Van Kampen Municipal Trust, headquartered in Oakbrook Terrace, Illinois, is a diversified, closed-end mutual fund whose investment objective of high current income that is exempt from federal income taxes and consistent with preservation of capital is pursued by investing in a portfolio of investment-grade municipal securities.

Van Kampen Trust for Investment Grade Municipals, headquartered in Oakbrook Terrace, Illinois, is a diversified, closed-end mutual fund whose investment objective of high current income that is exempt from federal income taxes and consistent with preservation of capital is pursued by investing in a portfolio of investment-grade municipal securities. The fund does not invest in unrated municipal securities.

We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

                           MEMORANDUM

                           Re:  FT 320

     The only difference of consequence (except as described below) between FT 286, which is the current fund, and FT 320, the filing of which this memorandum accompanies, is the change in the series number, the type of investment and the fund of funds structure. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                            1933 ACT


                           PROSPECTUS

     The only significant changes in the Prospectus from the Series 286 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the securities deposited in the Fund.




               CONTENTS OF REGISTRATION STATEMENT


ITEM A    Bonding Arrangements of Depositor:

          Nike Securities L.P. is covered by a Broker's Fidelity
          Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Prospectus

          The signatures

          Exhibits


                               S-1
                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 320 has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois May 14, 1999.

                           FT 320
                                     (Registrant)

                           By:    NIKE SECURITIES L.P.
                                     (Depositor)


                           By        Robert M. Porcellino
                                      Senior Vice President


     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:


NAME                   TITLE*                      DATE

Robert D. Van Kampen   Director of
                       Nike Securities        May 14, 1999
                       Corporation, the
                       General Partner of
                       Nike Securities L.P. Robert M. Porcellino
                                              Attorney-in-Fact**
David J. Allen         Director of
                       Nike Securities
                       Corporation, the
                       General Partner of
                       Nike Securities L.P.

___________________________
* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated by this reference.


                               S-2
                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                  CONSENT OF ERNST & YOUNG LLP

     The consent of Ernst & Young LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.


                               S-3
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1* Form   of  Trust  Agreement  for  Series  320  among  Nike
       Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Evaluator and Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3    Copy   of   Amended   and  Restated  Limited   Partnership
       Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5    Copy  of  By-Laws  of  Nike  Securities  Corporation,  the
       general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

2.1    Copy of Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

3.1* Opinion of counsel as to legality of Securities being registered.

3.2* Opinion of counsel as to Federal income tax status of Securities being registered.

                               S-4

3.3* Opinion of counsel as to New York income tax status of Securities being registered.

3.4*   Opinion of counsel as to advancement of funds by Trustee.

4.1*   Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-63483]  filed  on  behalf of The First  Trust  Combined
       Series 258).

___________________________________
* To be filed by amendment.

                               S-5